February 6, 2007

Ms. Karen Garnett
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:  American Business Holdings Inc.
Amendment No. 9 to Registration Statement on Form SB-2
File No. 333-132429
Filed on January 22, 2007

Dear Ms. Garnett:

We represent American Business Holdings, Inc. (the “Company”). We are in receipt of your letter dated January 12, 2007 regarding the above referenced filing and the following sets forth the Company’s responses thereto:

Executive Compensation, page 18

1.
Please revise the summary compensation table to reflect amounts paid or earned through December 31, 2006. Also, please revise the summary compensation table to include total compensation amounts in the last column.

ANSWER: The table has been revised to reflect the amounts paid or earned through December 31, 2006 and to include the total compensation amounts in the last column.

2.
We note that there were no individual grants of stock options to the named executive officers during the fiscal year ended December 31, 2006. Please tell us whether there are any options or other equity awards currently outstanding that were granted in previous years. If so, please provide the disclosure required by Item 402(d) of Regulation S-B.

ANSWER: This section has been revised to disclose that there were no other options or equity awards currently outstanding that were granted in previous years.

Statement of Cash Flows, page F-5

3.	We note that you have revised your statement of cash flows so that net income (loss) for the nine months ended September 30, 2006 agrees to the amount presented on the statement of operations.

However, we note that the amount of the adjustment for depreciation expense for nine months ended September 30, 2006 no longer agrees to the amount disclosed for depreciation expense in Note 4 on page F-9. Please advise.

ANSWER: The Company has revised footnote 4 to agree with depreciation expense listed in the statement of cash flows for the nine months ended September 30, 2006.

Financial Statement Footnotes, page F-6

Note 1. Summary of Significant Accounting Policies, page F-6
Concentrations of Risk, page F-8

4.
We have reviewed your response to prior comment 2 and reissue our comment in its entirety. We are unable to recalculate the disclosed percentage of revenues for the four major customers during the period ended September 30, 2005.

ANSWER: The Registration Statement has been revised to reflect the correct revenues for the four major customers during the period ended September 30, 2005.

Very truly yours,

ANSLOW & JACLIN, LLP

By:  /s/ Gregg E. Jaclin
GREGG E. JACLIN